UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at March 30, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 30, 2006

Print the name and title of the signing officer under his signature.
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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO BOARD APPROVES UPGRADE OF CONCENTRATOR AT THE GIBRALTAR MINE

March 30, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces that its Board of Directors has approved a capital expenditure to expand and upgrade the concentrator facility at the Company's Gibraltar Mine, located near the City of Williams Lake in south-central British Columbia. The mine is operated under an agreement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor CMI Ltd. This upgrade and expansion project will increase the production capacity of the Gibraltar mine from 70 million pounds to 100 million pounds of copper per year by 2008.

The approved $62 million dollar expenditure will expand the concentrator's grinding circuit by incorporating a Semi Autogenous Grinding (SAG) mill that will improve the efficiency of the present milling and crushing system. The project also includes a complete replacement of the flotation recovery system. The expanded milling capacity and upgraded flotation system will decrease Gibraltar's unit operating costs by roughly 10% through a combination of increased throughput and improved recoveries of both copper and molybdenum.

The ore processing capacity of the mill will increase by 25%, from the current 36,750 tons per day to 46,000 tons per day. As a result of the increased capacity and the improved recoveries related to the new flotation system, the annual copper production is expected to rise by 30% to approximately 100 million pounds per year. The new SAG mill will, however, be capable of processing up to 50,000 tons of ore per day, depending on ore characteristics and operating strategy. Additional engineering analyses of the tailings system and electrical infrastructure, as well as long-term mine plans, are being undertaken to determine whether that additional daily throughput can be achieved.

President and CEO Russell Hallbauer said: "This expansion is a major step towards the long-term viability of the Gibraltar mine. The expansion is being undertaken at less than one-half the cost of the typical new greenfield construction projects that are under consideration by other mid-tier mining companies, plus it will provide a major increase in copper production in a much shorter time frame compared to greenfield projects. As an added bonus, the project at Gibraltar can be completed with no interruption of current copper and molybdenum production."

Funding for the expansion will come from a combination of internally generated cash flows and commercial capital sources. The upgrade to the flotation system will begin immediately. Construction of the grinding circuit will begin in the summer of 2006, with completion planned for the latter part of 2007.

For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise. For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov .